SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUINPARIO ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74874R 11 6

(CUSIP Number of Class of Securities)

Jeffry N. Quinn

Chairman, President and Chief Executive Officer

12935 N. Forty Drive, Suite 201

St. Louis, Missouri 63141

(314) 548-6200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,900,000	$888.72

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 9,200,000 warrants to purchase common stock at the tender offer price of $0.75 per warrant.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Quinpario Acquisition Corp. (the “Company” or “Quinpario” or “we”, “us” or “our”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to purchase for cash up to 9,200,000 of Quinpario’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $0.75 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $6,900,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 6, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is Quinpario Acquisition Corp. The address of Quinpario’s principal executive office is 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141; telephone (314) 548-6200.

Pursuant to General Instruction C to Schedule TO, the information set forth in “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” of the Offer to Purchase is incorporated herein by reference.

(b) Securities.

This Schedule TO relates to the Company’s outstanding Warrants. As of May 2, 2014, there were issued and outstanding 18,400,000 Warrants, including 17,250,000 Warrants (the “Public Warrants”) issued in the Company’s initial public offering (“IPO”) and 1,150,000 Warrants (the “Placement Warrants”) issued in a private placement simultaneous with the IPO, all of which warrants have an exercise price of $12.00 per share.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “The Offer—Section 7. Price Range of Common Stock, Warrants and Units; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

Quinpario is the subject company and the filing person. The business address and telephone number of Quinpario are set forth under Item 2(a) above.

The address and telephone number of each director and executive officer is: Quinpario Acquisition Corp., 12935 N. Forty Drive, Suite 201, St. Louis, Missouri 63141; telephone (314) 548-6200.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 1. Number of Warrants; Purchase Price; Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 1. Number of Warrants; Purchase Price; Proration,” and “The Offer—Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 6. Conditions of the Offer” and “The Offer—Section 13. Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 3. Procedures for Tendering Warrants” and “The Offer—Section 4. Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 5. Purchase of Warrants and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 10. Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements,” and “The Offer—Section 11. Important Information Concerning Quinpario—Directors and Executive Officers” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 11. Important Information Concerning Quinpario” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the section of the Offer to Purchase titled “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer,” “The Offer—Section 7. Price Range of Common Stock, Warrants and Units; Dividends,” “The Offer—Section 11. Important Information Concerning Quinpario” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 6. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Section 14. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer—Section 9. Interests of Directors and Executive Officers; Certain Agreements” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Section 12. Certain Legal Matters; Regulatory Approvals,” “The Offer—Section 15. Miscellaneous,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 6, 2014.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Investor Presentation dated March 18, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(a)(5)(B)*	Press Release dated May 6, 2014.

(d)(1)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(2)	Stock Purchase Agreement, dated as of March 16, 2014, by and among Quinpario Acquisition Corp., JPHI Holdings Inc., Jason Partners Holdings Inc., and Jason Partners Holdings LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(d)(3)	Warrant Agreement, dated as of August 8, 2013, between Continental Stock Transfer & Trust Company and Quinpario Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(4)	Securities Purchase Agreement dated May 31, 2013 between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.4 the Form S-1 filed by Quinpario Acquisition Corp. on June 19, 2013).

(d)(5)	Placement Unit Subscription Agreement between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.6 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(d)(6)	Form of Letter Agreement by and between Quinpario Acquisition Corp and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.7 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(g)	Preliminary Proxy Statement of Quinpario Acquisition Corp. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Quinpario Acquisition Corp. on March 27, 2014, as amended on May 2, 2014).

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2014

Quinpario Acquisition Corp.

By:	/s/ Paul J. Berra III
	Name:	Paul J. Berra III
	Title:	Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 6, 2014.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Investor Presentation dated March 18, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(a)(5)(B)*	Press Release dated May 6, 2014.

(d)(1)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(2)	Stock Purchase Agreement, dated as of March 16, 2014, by and among Quinpario Acquisition Corp., JPHI Holdings Inc., Jason Partners Holdings Inc., and Jason Partners Holdings LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(d)(3)	Warrant Agreement, dated as of August 8, 2013, between Continental Stock Transfer & Trust Company and Quinpario Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(4)	Securities Purchase Agreement dated May 31, 2013 between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.4 the Form S-1 filed by Quinpario Acquisition Corp. on June 19, 2013).

(d)(5)	Placement Unit Subscription Agreement between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.6 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(d)(6)	Form of Letter Agreement by and between Quinpario Acquisition Corp and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.7 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(g)	Preliminary Proxy Statement of Quinpario Acquisition Corp. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Quinpario Acquisition Corp. on March 27, 2014, as amended on May 2, 2014).

(h)	Not applicable.

*	Filed herewith.